Notice to ASX/LSE Settlement with Securities and Exchange Commission 21 November 2023 Rio Tinto has reached a court approved settlement with the Securities and Exchange Commission (SEC) of a suit brought in 2017 concerning disclosure of the impairment of Rio Tinto Coal Mozambique (RTCM) reflected in Rio Tinto’s 2012 year-end accounts. Without admitting to or denying the SEC’s allegations related to its books, records and reporting requirements, Rio Tinto will pay a US$28 million penalty and retain an independent consultant to advise on its current policies, procedures, and controls related to impairment, disclosures and project risk. Former chief executive Tom Albanese has also reached a settlement with the SEC and will pay a US$50,000 penalty, without admitting to or denying the allegations related to books and records and internal controls. Rio Tinto welcomes closure of the SEC case on appropriate and reasonable terms. With this settlement, all investigations of Rio Tinto regarding this matter have been finalised. Rio Tinto settled claims brought by the Australian Securities and Investment Commission in 2022 and the United Kingdom's Financial Conduct Authority in 2017 relating to the same RTCM impairment. The U.S. Court who approved the SEC settlement previously dismissed a related private putative securities class action in 2019. An appeals court affirmed the dismissal. RTCM was acquired in 2011 and divested in 2014. This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. EXHIBIT 99.1

Notice to ASX/LSE 2 / 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 riotinto.com